January 9, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549-0405

USA

Attention: Mellissa Campbell Duru

Ladies and Gentlemen:

Torrent Energy Corporation

Form SB-2/A filed on December 27, 2005

File No: 333-123674

In connection with our registration statement on Form SB-2 (the “Registration Statement”), we hereby request acceleration of the effective date of the Registration Statement to 9:00 am (EDT) on January 12, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The undersigned acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

TORRENT ENERGY CORPORATION

/s/ John Carlson

John Carlson

Director

Torrent Energy Corporation	600 – 666 Burrard Street, Vancouver, BC	V6C 2X8	Office: 604.639.3118	www.torrentenergy.com